EXHIBIT  C

 KOOR INDUSTRIES LTD.
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                                                   OFFICE OF LEGAL COUNSEL
                                                   21 Ha'arba'a Street
                                                   Tel Aviv 64739
                                                   Israel
                                                   Tel:  972-3-6238420
                                                   Fax: 972-3-6238425

                                                   June 18, 2000


The Securities Authority           The Tel Aviv Stock Exchange             The Registrar of Companies
22 Kanfei Nesharim St.             54 Ahad Ha'am St.                       97 Yafo St.
Jerusalem 95464                    Tel Aviv 65202                          Jerusalem 91007
---------------                    --------------                          ---------------

Fax: 02-6513940                    Fax: 03-5105379


Dear Sirs,

                 RE: IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 39/2000) COMPANY NO. 52-001414-3

Koor Industries Ltd. (hereinafter: "Koor" or "The Company) hereby announces the following:

On Thursday evening, June 15, 2000, Tadiran Ltd. - a subsidiary wholly owned by Koor (100%) (hereinafter: "Tadiran"), signed an Agreement with SAFT Participations S.A. (hereinafter: "The Buyers"), whereby Tadiran will sell to the Buyers all its holdings in its wholly owned subsidiary, Tadiran Batteries, Ltd.

The proceeds Tadiran expects to receive (including dividend) is approximately 33 million dollars (subject to adjustments agreed upon) and Koor's net profit (after taxes) is approximately 11 million dollars.

The completion of this transaction is dependent on various approvals, including the approval of the Restrictive Trade Commissioner.







                                               Yours sincerely,

                                               Shlomo Heller, Adv.

KOOR INDUSTRIES LTD.
----------------------------------------------------------------------------
                                                 OFFICE OF LEGAL COUNSEL
                                                 21 Ha'arba'a Street
                                                 Tel Aviv 64739
                                                 Israel
                                                 Tel:  972-3-6238420
                                                 Fax: 972-3-6238425

                                                 July 26, 2000


The Securities Authority           The Tel Aviv Stock Exchange             The Registrar of Companies
22 Kanfei Nesharim St.             54 Ahad Ha'am St.                       97 Yafo St.
Jerusalem 95464                    Tel Aviv 65202                          Jerusalem 91007
---------------                    --------------                          ---------------

Fax: 02-6513940                    Fax: 03-5105379


Dear Sirs,

             RE: IMMEDIATE REPORT - KOOR INDUSTRIES LTD. (NO. 45/2000) COMPANY NO. 52-001414-3

Further to Immediate Report (39/2000) from June 18, 2000, Koor Industries Ltd. (hereinafter: "Koor") announces as follows:

Yesterday, July 25, 2000, the transaction of selling the holdings of Tadiran Ltd. (a wholly owned subsidiary of Koor) in Tadiran Batteries Ltd. was completed. The return on said transaction (including dividend) is approximately 34.5 million dollars. The net capital gain (after taxes) from this transaction is approximately 12 million dollars.






                                             Yours sincerely,

                                             Shlomo Heller, Adv.